Exhibit 99.1

Press release

Biophytis announces US centers to restart recruitment
for the COVA phase 2-3 study with Sarconeos (BIO101) in COVID-19

Paris (France), Cambridge (Massachusetts, U.S.), November 15, 2021, 8am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, announces today that patient recruitment in the United States, paused in May while waiting for results of the Interim Analysis 2, has restarted. The Data Monitoring Committee (DMC) had recommended in September from the Interim Analysis 2 the continuation of the COVA study unmodified based on results showing the efficacy of the treatment with Sarconeos (BIO101) in the promising zone and no futility of the study. The FDA confirmed that, as part of the protocol and following the DMC recommendation, the enrollment in the USA could restart.

Stanislas Veillet, CEO of Biophytis, stated: “We are delighted in receiving the confirmation from the FDA that we can restart enrollment in the USA. The whole Company is committed to finalize the COVA study as soon as possible, to confirm the promising efficacy seen in the Interim Analysis 2, and the re-opening of US centers will strongly contribute to our patient recruitment. We do believe, at the beginning of the 5th wave in Europe, that COVID-19 is becoming endemic and will persist over time. Sarconeos (BIO101) might bring a real therapeutic solution for patients hospitalized with severe respiratory manifestations, with no pharmacological treatment option today.”

To date the COVA study has enrolled 216 patients hospitalized with severe pneumonia from Covid-19 infection in 35 centers in the USA, Brazil, France and Belgium. In addition, 5 new clinical centers are expected to rapidly start recruiting patients in Brazil and in the USA, over a total target of 15 additional clinical centers. The Company will count on an overall network of around 50 centers to complete patient enrollment for the study (between 310 and 465 patients).

End of recruitment and final results of the COVA study are expected, depending on the evolution of the pandemic, during the first quarter of 2022.

Emergency Use Authorization in the United States and Conditional Marketing Authorization in Europe for Sarconeos (BIO101) in the treatment of Covid-19 could be obtained as early as in the second quarter of 2022.

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2021 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

Investors@biophytis.com

Media Contacts

Antoine Denry : antoine.denry@taddeo.fr  +33 6 18 07 83 27
Agathe Boggio : agathe.boggio@taddeo.fr  +33 7 62 77 69 42